SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Limited Review Report on Interim Period Financial Statements

2	Financial Statements as of March 31, 2006 and Comparative Information

3	Statutory Audit Committee’s Report

Financial Statements as of March 31, 2006 and Comparative Information

Limited Review Report on Interim Period Financial Statements

Statutory Audit Committee’s Report

Item 1

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Limited Review Report on Interim Period Financial Statements

To the Board of Directors of

YPF SOCIEDAD ANONIMA:

1.	We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of March 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of March 31, 2006, and the related consolidated statements of income and cash flows for the three-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.	We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our review, we are not aware of any material modification that should be made to the financial statements referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Argentina.

4.	In relation to the financial statements as of December 31, 2005 and March 31, 2005, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 8, 2006, and our unqualified limited review report on interim period financial statements dated May 6, 2005, respectively. These financial statements include the effects of the application of the new generally accepted accounting principles in Argentina, as described in Note 1.b to the accompanying primary financial statements.

5.	Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

May 10, 2006

Deloitte & Co. S.R.L.

Ricardo C. Ruiz
Partner

2

Item 2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina.

FISCAL YEARS NUMBER 30 AND 29

BEGINNING ON JANUARY 1, 2006 AND 2005

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 19, 2005.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of March 31, 2006

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Current Assets
Cash	122	122
Investments (Note 2.a)	693	408
Trade receivables (Note 2.b)	2,045	2,212
Other receivables (Note 2.c)	5,530	4,433
Inventories (Note 2.d)	1,580	1,315

Total current assets	9,970	8,490

Noncurrent Assets
Trade receivables (Note 2.b)	55	53
Other receivables (Note 2.c)	1,236	1,223
Investments (Note 2.a)	496	495
Fixed assets (Note 2.e)	21,923	21,958
Intangible assets	2	5

Total noncurrent assets	23,712	23,734

Total assets	33,682	32,224

Current Liabilities
Accounts payable (Note 2.f)	2,853	2,932
Loans (Note 2.g)	345	346
Salaries and social security	115	153
Taxes payable	1,999	1,831
Net advances from crude oil purchasers	96	95
Reserves	234	230

Total current liabilities	5,642	5,587

Noncurrent Liabilities
Accounts payable (Note 2.f)	1,965	1,915
Loans (Note 2.g)	1,086	1,107
Salaries and social security	52	56
Taxes payable	21	17
Net advances from crude oil purchasers	78	101
Reserves	1,010	1,007

Total noncurrent liabilities	4,212	4,203

Total liabilities	9,854	9,790
Shareholders’ Equity	23,828	22,434

Total liabilities and shareholders’ equity	33,682	32,224

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Net sales (Note 4)	6,006	5,387
Cost of sales	(3,338)	(2,562)

Gross profit	2,668	2,825
Administrative expenses (Exhibit H)	(135)	(102)
Selling expenses (Exhibit H)	(469)	(395)
Exploration expenses (Exhibit H)	(87)	(62)

Operating income	1,977	2,266
Loss on long-term investments (Note 4)	(2)	(5)
Other income (expense), net (Note 2.h)	47	(162)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	84	49
Exchange differences	53	(148)
Holding gains on inventories	219	39
(Losses) Gains on liabilities
Interests	(70)	(112)
Exchange differences	(63)	67
Income from sale of long-term investments	—	75

Net income before income tax	2,245	2,069
Income tax	(853)	(875)

Net income	1,392	1,194

Earnings per share	3.54	3.04

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Cash Flows from Operating Activities
Net income	1,392	1,194
Adjustments to reconcile net income to net cash flows provided by operating activities:
Loss on long-term investments	2	5
Income from sale of long-term investments	—	(75)
Dividends from long-term investments	2	—
Depreciation of fixed assets	816	640
Income tax	853	875
Income tax payments	(764)	(733)
Consumption of materials and fixed assets retired, net of allowances	92	59
Increase in allowances for fixed assets	40	6
Increase in reserves	23	24
Changes in assets and liabilities:
Trade receivables	165	160
Other receivables	(1,049)	(1,171)
Inventories	(265)	(47)
Accounts payable	(97)	(114)
Salaries and social security	(51)	(25)
Taxes payable	85	62
Net advances from crude oil purchasers	(25)	(58)
Decrease in reserves	(16)	(37)
Interests, exchange differences and others	(20)	27

Net cash flows provided by operating activities	1,183 (1)	792 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(879)	(617)
Proceeds from sale of long-term investments	—	285
Investments (non cash and equivalents)	(3)	(1)

Net cash flows used in investing activities	(882)	(333)

Cash Flows from Financing Activities
Payment of loans	(259)	(227)
Proceeds from loans	240	—

Net cash flows used in financing activities	(19)	(227)

Increase in Cash and Equivalents	282	232
Cash and equivalents at the beginning of year	515	887

Cash and equivalents at the end of period	797	1,119

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (39) and (92) corresponding to interest payments for the three-month periods ended March 31, 2006 and 2005, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets as of March 31, 2006 and December 31, 2005 and the related statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005, as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which have produced changes on the latters shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Mineral properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.d to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during the period of active service of employees. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Derivative instruments

As of March 31, 2005, Profertil S.A., a YPF jointly controlled company, held a cash flow hedge contract to establish a protection against variability in cash flows due to changes in loan interest rates. Changes in the fair value of cash flow hedges, were initially deferred in shareholders’ equity and charged to financial expenses of the statement of income as the related transactions were recognized. Fair value of these instruments (interest rate swaps) were included in the “Loans” account of the balance sheet.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts as of March 31, 2006 and December 31, 2005

Assets

a)	Investments:

	2006				2005
	Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	693	(1)	4		408	(1)	4
Long-term investments	—		766	(2)	—		802	(2)
Allowance for reduction in value of holdings in long-term investments	—		(274	)(2)	—		(311	)(2)

	693		496		408		495

(1)	Includes 675 and 393 as of March 31, 2006 and December 31, 2005, respectively, with an original maturity of less than three months.

(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes the ownership in Gas Argentino S.A.

b)	Trade receivables:

	2006		2005
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,983	55	2,240	53
Related parties	462	—	352	—

	2,445	55	2,592	53
Allowance for doubtful trade receivables	(400)	—	(380)	—

	2,045	55	2,212	53

c) Other receivables:

	2006		2005
	Current	Noncurrent	Current	Noncurrent
Deferred income tax	—	457	—	452
Tax credits and export rebates	497	17	529	18
Trade	45	—	34	—
Prepaid expenses	71	101	66	95
Concessions charges	17	96	17	96
Related parties	4,380 (1)	377	3,139 (1)	371
Loans to clients	13	62	11	90
From the renegotiation of long-term contracts	—	17	—	17
From joint ventures and other agreements	37	—	1	—
Trust contribution under Decree No. 1,882/04	277	—	273	—
Miscellaneous	314	162	484	138

	5,651	1,289	4,554	1,277
Allowance for other doubtful accounts	(121)	—	(121)	—
Allowance for valuation of other receivables to their estimated realizable value	—	(53)	—	(54)

	5,530	1,236	4,433	1,223

(1)	In addition to the amounts detailed in Note 3.c to the primary financial statements, include 526 as of March 31, 2006, which accrue fixed interest at an annual fixed rate from 4.53% to 5.61% and 319 as of December 31, 2005 with Repsol International Finance B.V. (other related party under common control) and 118 as of March 31, 2006 which accrue an interest rate of 4.53% with Repsol Netherlands Finance B.V.

d)	Inventories:

	2006	2005
Refined products	898	747
Crude oil	473	409
Products in process	30	19
Raw materials, packaging materials and others	179	140

	1,580	1,315

e)	Fixed assets:

	2006	2005
Net book value of fixed assets (Exhibit A)	21,972	22,009
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence and assets to be disposed of	(46)	(48)

	21,923	21,958

Liabilities

f)	Accounts payable:

	2006		2005
	Current	Noncurrent	Current	Noncurrent
Trade	1,811	29	2,071	30
Hydrocarbon wells abandonment obligations	—	1,470	—	1,419
Related parties	368	—	279	—
From joint ventures and other agreements	178	—	200	—
Miscellaneous	496	466	382	466

	2,853	1,965	2,932	1,915

g)	Loans:

				2006		2005
	Interest rates(1)		Principal maturity	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75 - 10.00	%(2)	2007 - 2028	15	1,048	27	1,031
Other bank loans and other creditors(3)	4.24 - 9.00%		2006 - 2007	330	38	319	76

				345	1,086	346	1,107

(1)	Annual interest rates as of March 31, 2006.

(2)	Fixed interest rate.

(3)	Includes 249 which accrue fixed interest at annual rates between 4.24% and 9.00%, and 117 which accrue an interest at LIBOR plus 1.60% as of March 31, 2006.

Consolidated Statements of Income Accounts as of March 31, 2006 and 2005

h)	Other income (expense), net:

	Income (Expense)
	2006	2005
Reserve for pending lawsuits and other claims	(14)	(15)
Environmental remediation	—	(4)
Miscellaneous	61	(143)

	47	(162)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and TS Solutions, Inc. (“TS”), controlled companies through YPF Holding Inc., have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of March 31, 2006, reserves for the environmental contingencies discussed herein totaled approximately 254. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the selling date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental cost incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of

Chemicals as of the selling date and for any period of time following the selling date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The obligation under this cost sharing arrangement has been substantially satisfied in that as of March 31, 2006. TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by TS pursuant to the above-described indemnification obligation to Occidental. This project has moved into the operation and maintenance phase; however, there will be periodic assessments to determine if additional work needs to be done. YPF Holdings Inc. has reserved the estimated cost required to conduct ongoing operation and maintenance of such remedy, at an average cost of 29.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS has conducted further testing and studies near the plant site. While some work remains, these studies were substantially completed in 2005. In addition,

•	The EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP.

•	In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River. Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•	In December 2005, the DEP sued YPF, YPF Holdings Inc., TS, Maxus and several entities, in addition to Occidental, in connection to dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. YPF, YPF Holdings Inc. and its subsidiary, CLH Holdings Inc., have filed papers seeking dismissal of these issues.

As of March 31, 2006, there is a total of approximately 23 reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area. Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or the Newark Bay. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. As a consecuence of the negotiations with the DEP an agreement has been set for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is presently performing the work and providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain.

In addition, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the respondents are jointly and severally liable without regard to fault. Second, the State filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

As of March 31, 2006, there is a total of approximately 76 reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP is currently reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to TS’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (the “Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (the “OEPA”) ordered to conduct a remedial investigation and feasibility study (the “RIFS”) at the former Painesville’s Plant area. TS has agreed to participate in the RIFS as required by the OEPA. YPF Holdings Inc. has reserved a total of 36 as of March 31, 2006 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third-Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of March 31, 2006, YPF Holdings Inc. has reserved 9 in connection with its estimated share of costs related to these sites, while the cost of other sites can not be considered to the date.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. The Port’s claims were settled for a cash payment and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility. As of March 31, 2006, YPF Holdings Inc. has reserved 81 for its share of future remediation activities associated with the Greens Bayou facility.

Legal Proceedings. In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer, notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. This matter currently is set for trial in the second quarter of 2006.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same. YPF Holdings Inc. has reached tentative agreement to settle all of these matters, with no net payment expected to be due from it. However, no assurance can be given that a settlement will be effectuated until it as been finally documented and approved by the IRS.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. YPF Holdings Inc. is estimating the potential impact from the lawsuit.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition and result of operations. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Three-month period ended March 31, 2006
Net sales to unrelated parties	748	4,025	553	37	—	5,363
Net sales to related parties	193	450	—	—	—	643
Net intersegment sales	3,203	377	161	53	(3,794)	—

Net sales	4,144	4,852	714	90	(3,794)	6,006

Operating income (loss)	1,846	140	133	(104)	(38)	1,977
Loss on long-term investments	(2)	—	—	—	—	(2)
Depreciation	697	87	21	11	—	816
Acquisitions of fixed assets	738	99	19	23	—	879
Assets	18,113	8,639	1,800	6,185	(1,055)	33,682
Three-month period ended March 31, 2005
Net sales to unrelated parties	653	3,713	472	28	—	4,866
Net sales to related parties	134	387	—	—	—	521
Net intersegment sales	2,519	231	65	27	(2,842)	—

Net sales	3,306	4,331	537	55	(2,842)	5,387

Operating income (loss)	1,455	649	186	(94)	70	2,266
(Loss) Income on long-term investments	(5)	3	(3)	—	—	(5)
Depreciation	520	93	19	8	—	640
Acquisitions of fixed assets	533	66	10	8	—	617
December 31, 2005
Assets	17,911	8,807	1,658	4,818	(970)	32,224

Export revenues for the three-month periods ended March 31, 2006 and 2005 were 2,159 and 2,070, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	2,268	—	—		6		2,274
Mineral property, wells and related equipment	43,963	1	5		281		44,250
Refinery equipment and petrochemical plants	8,470	—	1		29		8,500
Transportation equipment	1,808	—	—		10		1,818
Materials and equipment in warehouse	420	—	206		(154)		472
Drilling and work in progress	2,571	28	623		(359)		2,863
Exploratory drilling in progress	188	1	45		(44)		190
Furniture, fixtures and installations	500	—	—		49		549
Selling equipment	1,273	—	—		11		1,284
Other property	351	—	3		1		355

Total 2006	61,812	30	883	(2)	(170	)(1)	62,555

Total 2005	57,752	(2)	619	(2)	(77	)(1)	58,292

	2006								2005
	Depreciation						Net book value 03-31-06		Note book value 03-31-05		Net book value 12-31-05
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period
Land and buildings	1,003	(1)		2%	11	1,013	1,261		1,287		1,265
Mineral property, wells and related equipment	30,410	(36)		(4)	685	31,059	13,191	(3)	12,799	(3)	13,553	(3)
Refinery equipment and petrochemical plants	5,472	—		4-10%	78	5,550	2,950		3,117		2,998
Transportation equipment	1,226	—		4-5%	13	1,239	579		593		582
Materials and equipment in warehouse	—	—		—	—	—	472		333		420
Drilling and work in progress	—	—		—	—	—	2,863		1,766		2,571
Exploratory drilling in progress	—	—		—	—	—	190		136		188
Furniture, fixtures and installations	451	—		10%	9	460	89		74		49
Selling equipment	959	—		10%	16	975	309		353		314
Other property	282	1		10%	4	287	68		63		69

Total 2006	39,803	(36	)(1)		816	40,583	21,972

Total 2005	37,135	(4	)(1)		640	37,771			20,521		22,009

(1)	Includes 42 and 14 of net book value charged to fixed assets allowances for the three-month periods ended March 31, 2006 and 2005, respectively.

(2)	Includes 4 and 2 corresponding to the future cost of hydrocarbon wells abandonment obligations for the three-month periods ended March 31, 2006 and 2005, respectively.

(3)	Includes 1,204, 1,352 and 1,255 of mineral property as of March 31, 2006 and 2005, and as of December 31, 2005, respectively.

(4)	Depreciation has been calculated according to the unit of production method.

(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of the year, related to investments in foreign companies.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006					2005
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	142	31	34	14	221	171
Fees and compensation for services	22	41	5	2	70	47
Other personnel expenses	49	13	6	8	76	57
Taxes, charges and contributions	42	4	51	—	97	89
Royalties and easements	457	—	1	—	458	403
Insurance	20	—	2	—	22	20
Rental of real estate and equipment	57	—	19	1	77	65
Survey expenses	—	—	—	16	16	34
Depreciation of fixed assets	781	10	25	—	816	640
Industrial inputs, consumable materials and supplies	122	2	6	2	132	139
Construction and other service contracts	114	4	14	3	135	135
Preservation, repair and maintenance	266	3	9	1	279	186
Contracts for the exploitation of productive areas	—	—	—	—	—	65
Unproductive exploratory drillings	—	—	—	40	40	5
Transportation, products and charges	150	—	223	—	373	346
Allowance for doubtful trade receivables	—	—	49	—	49	2
Publicity and advertising expenses	—	9	13	—	22	11
Fuel, gas, energy and miscellaneous	140	18	12	—	170	146

Total 2006	2,362	135	469	87	3,053

Total 2005	2,002	102	395	62		2,561

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Current Assets
Cash	84	53
Investments (Note 3.a)	237	176
Trade receivables (Note 3.b)	1,971	2,085
Other receivables (Note 3.c)	4,909	3,795
Inventories (Note 3.d)	1,461	1,164

Total current assets	8,662	7,273

Noncurrent Assets
Trade receivables (Note 3.b)	53	51
Other receivables (Note 3.c)	1,093	1,085
Investments (Note 3.a)	2,398	2,359
Fixed assets (Note 3.e)	20,432	20,495

Total noncurrent assets	23,976	23,990

Total assets	32,638	31,263

Current Liabilities
Accounts payable (Note 3.f)	2,706	2,853
Loans (Note 3.g)	305	297
Salaries and social security	82	119
Taxes payable	1,820	1,675
Net advances from crude oil purchasers (Note 3.h)	96	95
Reserves (Exhibit E)	167	164

Total current liabilities	5,176	5,203

Noncurrent Liabilities
Accounts payable (Note 3.f)	1,685	1,639
Loans (Note 3.g)	1,086	1,107
Taxes payable	14	13
Net advances from crude oil purchasers (Note 3.h)	78	101
Reserves (Exhibit E)	771	766

Total noncurrent liabilities	3,634	3,626

Total liabilities	8,810	8,829
Shareholders’ Equity (per corresponding statements)	23,828	22,434

Total liabilities and shareholders’ equity	32,638	31,263

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Net sales (Note 3.i)	5,503	4,989
Cost of sales (Exhibit F)	(3,080)	(2,380)

Gross profit	2,423	2,609
Administrative expenses (Exhibit H)	(116)	(86)
Selling expenses (Exhibit H)	(444)	(375)
Exploration expenses (Exhibit H)	(68)	(54)

Operating income	1,795	2,094
Income (Loss) on long-term investments	129	(73)
Other income (expense), net (Note 3.j)	31	(17)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	73	42
Exchange differences	43	(143)
Holding gains on inventories	219	38
(Losses) Gains on liabilities
Interests	(65)	(57)
Exchange differences	(57)	58
Income from sale of long-term investments (Note 10)	—	75

Net income before income tax	2,168	2,017
Income tax (Note 3.k)	(776)	(823)

Net income	1,392	1,194

Earnings per share (Note 1)	3.54	3.04

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006
	Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
Cumulative effect of changes in accounting principles (Note 1.b)	—	—	—	—

Restated balances at the beginning of year	3,933	7,281	640	11,854
Net increase (decrease) in Translation Exchange Differences (Note 2.j)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2006				2005
	Legal Reserve	Translation Exchange Differences	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	1,530	—	9,162	22,546	22,087
Cumulative effect of changes in accounting principles (Note 1.b)	—	(112)	—	(112)	(111)

Restated balances at the beginning of year	1,530	(112)	9,162	22,434	21,976
Net increase (decrease) in Translation Exchange Differences (Note 2.j)	—	2	—	2	(5)
Net income	—	—	1,392	1,392	1,194

Balances at the end of period	1,530	(110)	10,554	23,828	23,165

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Cash Flows from Operating Activities
Net income	1,392	1,194
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) Loss on long-term investments	(129)	73
Dividends from long-term investments	2	—
Depreciation of fixed assets	789	616
Income tax	776	823
Income tax payments	(723)	(727)
Income from sale of long-term investments	—	(75)
Consumption of materials and fixed assets retired, net of allowances	64	57
Increase in allowances for fixed assets	40	6
Increase in reserves	17	23
Changes in assets and liabilities:
Trade receivables	112	173
Other receivables	(954)	(1,228)
Inventories	(297)	(50)
Accounts payable	(170)	(206)
Salaries and social security	(37)	(23)
Taxes payable	86	73
Net advances from crude oil purchasers	(25)	(58)
Decrease in reserves	(9)	(22)
Interests, exchange differences and others	1	4

Net cash flows provided by operating activities	935 (1)	653 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(826)	(597)
Proceeds from sales of long-term investments	—	285
Investments (non cash and equivalents)	(3)	—

Net cash flows used in investing activities	(829)	(312)

Cash Flows from Financing Activities
Payment of loans	(225)	(82)
Proceeds from loans	208	—

Net cash flows used in financing activities	(17)	(82)

Increase in Cash and Equivalents	89	259
Cash and equivalents at the beginning of year	214	434

Cash and equivalents at the end of period	303	693

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (39) and (41) corresponding to interest payments for the three-month periods ended March 31, 2006 and 2005, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE INFORMATION

a)	Significant account policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina, considering the regulations of the CNV. They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

The financial statements for the three-month periods ended March 31, 2006 and 2005 are unaudited, but reflect all adjustments which, in the opinion of Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year or period, for investments with the same remaining maturity, approximates its carrying value. As of March 31, 2006 and December 31, 2005 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 1,479 and 1,497, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the three-month periods ended as of March 31, 2006 and 2005.

b)	Restatement of comparative information

From January 1, 2006, the Company applied new generally accepted accounting principles introduced by Resolution CD No. 93/2005 of the Professional Councils in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) issued to converge the accounting principles in Argentina and which involved the issuance of Resolution No. 312/2005 by the F.A.C.P.C.E. These new accounting principles were adopted by the CNV throughout Resolutions No. 485/2005 and No. 487/2006.

Main changes derived from the application of new generally accepted accounting principles are as follows:

Disclosure of the exchange differences generated by the translation of interests in foreign entities and measurement of changes in effective cash flow hedges of jointly controlled companies

The exchange difference generated by the foreign companies translation and the changes in the fair value of effective cash flow hedges, which previous to the adoption of the new generally accepted accounting principles were included in an intermediate account between liabilities and shareholder’s equity, shall be included as a component of the shareholder’s equity in the account “Translation Exchange Differences”. Comparative financial statements were modified and consequently, equity balances as of December 31, 2005 and 2004, were reduced by 112 and 111, respectively. The restatement of comparative finance information does not imply any change to statutory decisions already taken.

Deferred income tax

The difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding cost used for the tax basis corresponds to a temporary difference to be considered in deferred income tax computations. However, the generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

•	Amounts in Argentine pesos have been stated at face value.

•	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is disclosed in Exhibit G.

b)	Current investments, trade and other receivables and payables:

•	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period or year.

•	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

•	Refined products, products in process and crude oil have been valued at replacement cost as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Translation Exchange Differences”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from certain investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A.

Oil and gas producing activities

•	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers at the end of the year. In December 2005, Company made a downward revision of 509 million barrels of oil equivalent in its crude oil and natural gas proved reserves in Argentina. The most significant revision relates to reserves in Loma La Lata field, as a consequence of a decline in pressure observed in this field, which indicates that under current technical, economic and operating conditions a portion of the initial gas in place might not be recoverable with reasonable certainty. The Audit and Control Committee of Repsol YPF, S.A. (“the Committee”) has begun an independent review into the facts and circumstances of this proved reserves downward revision. These financial statements include all material effects known as of their issuance date. The effects of the implementation of the recommendations that the Committee will eventually present, will be recognized by the Company at the time and in the way the Board of Directors takes notice of them.

•	Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Other fixed assets

•	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%.

In the deferred income tax computations, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding cost used for the tax basis corresponds to a temporary difference to be considered in deferred income tax computations. However, the generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of March 31, 2006, are 20% for natural gas and liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price.

g)	Allowances and reserves:

•	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of period or year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of March 31, 2006, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of March 31, 2006, approximately 5 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

j)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Translation Exchange Differences” includes the effect generated by the foreign companies’ translation of March 31, 2006 plus the changes in the fair value of effective cash flow hedges of jointly controlled companies in the comparative financial statements.

k)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets as detailed in Note 1.a.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (Loss) on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet accounts as of March 31, 2006 and December 31, 2005

Assets

a)	Investments:

	2006			2005
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	237	(1)(2)	—	176	(1)	—
Long-term investments (Exhibit C)	—		2,573	—		2,544
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(175)	—		(185)

	237		2,398	176		2,359

(1)	Includes 219 and 161 as of March 31, 2006 and December 31, 2005, respectively, with an original maturity of less than three months.

(2)	Accrue interest at annual fixed rates between 3.5% and 8.28%.

b)	Trade receivables:

	2006			2005
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	1,794		53	2,008	51
Related parties (Note 7)	567		—	447	—

	2,361	(1)	53	2,455	51
Allowance for doubtful trade receivables (Exhibit E)	(390)		—	(370)	—

	1,971		53	2,085	51

(1)	Includes 279 in litigation, 132 one to three months past due, 155 in excess of three months past due, 1,740 due within three months and 55 due after three months.

c)	Other receivables:

	2006				2005
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.k)	—		450		—	443
Tax credits and export rebates	443		16		496	16
Trade	42		—		31	—
Prepaid expenses	43		90		54	90
Concessions charges	17		96		17	96
Related parties (Note 7)	4,007	(3)	271		2,830	267
Loans to clients	13		62		11	90
From the renegotiation of long-term contracts	—		17		—	17
From joint ventures and other agreements	37		—		1	—
Trust contribution under Decree No. 1,882/04	277		—		273	—
Miscellaneous	149		144		201	120

	5,028	(1)	1,146	(2)	3,914	1,139
Allowance for other doubtful accounts (Exhibit E)	(119)		—		(119)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(53)		—	(54)

	4,909		1,093		3,795	1,085

(1)	Include 159 one to three months past due and 4,869 due as follows: 2,320 from one to three months, 1,525 from three to six months, 960 from six to nine months and 64 from nine to twelve months.

(2)	Include 1,044 due from one to two years, 36 due from two to three years and 66 due after three years.

(3)	Include 1,424 with Repsol YPF, S.A., which accrue interest at a rate of 3% plus a variable spread, 1,513 with Repsol International Finance B.V. that accrue fixed interest at annual rate of 5,03%, 682 with Repsol YPF Brasil S.A., that accrue variables interest at LIBOR plus 1,5% and 274 with YPF Holdings Inc. that accrue variables interest at LIBOR plus 0,4%.

d)	Inventories:

	2006	2005
Refined products	831	660
Crude oil	461	394
Products in process	30	18
Raw materials and packaging materials	139	92

	1,461	1,164

e)	Fixed assets:

	2006	2005
Net book value of fixed assets (Exhibit A)	20,481	20,546
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence and assets to be disposed of (Exhibit E)	(46)	(48)

	20,432	20,495

Liabilities

f)	Accounts payable:

	2006				2005
	Current		Noncurrent		Current	Noncurrent
Trade	1,550		19		1,792	20
Hydrocarbon wells abandonment obligations	—		1,470		—	1,419
Related parties (Note 7)	465		—		417	—
Investment in controlled company – YPF Holdings Inc.	283		—		275	—
From joint ventures and other agreements	178		—		200	—
Miscellaneous	230		196		169	200

	2,706	(1)	1,685	(2)	2,853	1,639

(1)	Includes 2,646 due within three months, 19 due from three to six months and 41 due after six months.

(2)	Includes 397 due from one to two years and 1,288 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2006		2005
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75 - 10.00%	2007 - 2028	15	1,048	27	1,031
Other bank loans and other creditors(3)	5.50 - 6%	2006 -2007	290	38	270	76

			305	1,086	297	1,107

(1)	Annual interest rates as of March 31, 2006.

(2)	Disclosed net of 878 and 864, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of March 31, 2006 and December 31, 2005, respectively.

(3)	Include 117 which accrue variable interest at annual rates of LIBO plus 1.60% and 208 that accrue fixed interest at annual rates between 5.50% to 6%.

The maturities of the Company’s current and noncurrent loans, as of March 31, 2006, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 9 to 12 months	Total
Current loans	218	48	39	305

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans	574	312	200	1,086

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2006		2005
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	7.75%	2007	4	536	14	527
US$ 1,000	1998	US$	100	10.00%	2028	8	200	3	197
US$ 1,000	1999	US$	225	9.13%	2009	3	312	10	307

						15	1,048	27	1,031

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers:

	2006			2005
	Current	Noncurrent		Current	Noncurrent
Advances from crude oil purchasers	447	479		398	527
Derivative instruments - Crude oil price swaps	(351)	(401)		(303)	(426)

	96	78	(1)	95	101

(1)	With final maturity from one to two years.

Statements of Income Accounts as of March 31, 2006 and 2005

i)	Net sales:

	Income (Expense)
	2006	2005
Sales	5,773	5,229
Turnover tax	(103)	(82)
Hydrocarbon export withholdings	(167)	(158)

	5,503	4,989

j)	Other income (expense), net:

	Income (Expense)
	2006	2005
Reserve for pending lawsuits and other claims	(14)	(15)
Miscellaneous	45	(2)

	31	(17)

k)	Income tax:

Current income tax	(783)	(791)
Deferred income tax	7	(32)

	(776)	(823)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the three-month periods ended March 31, 2006 and 2005, is as follows:

	2006	2005
Net income before income tax	2,168	2,017
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(759)	(706)
Effect of the restatement into constant Argentine pesos	(84)	(85)
Income (loss) on long-term investments	45	(26)
Non taxable (non deductible) exchange differences	8	(24)
Miscellaneous	14	18

	(776)	(823)

The breakdown of the net deferred tax asset as of March 31, 2006, and December 31, 2005, is as follows:

	2006	2005
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	37	49
Non deductible allowances and reserves	637	624
Specific tax loss carryforwards	42	42
Miscellaneous	82	93

Total deferred tax assets	798	808

Deferred tax liabilities
Fixed assets	(327)	(345)
Miscellaneous	(21)	(20)

Total deferred tax liabilities	(348)	(365)

Net deferred tax asset	450	443

As explained in Note 2.f, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding cost used for the tax basis, is a deferred tax liability of 1,902 and 1,986 as of March 31, 2006 and December 31, 2005 respectively. The mentioned difference, will be reduced as the corresponding fixed assets are depreciated or retired (Exhibit A).

4.	CAPITAL STOCK

The Company’s subscribed capital, as of March 31, 2006, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2006, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of March 31, 2006, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of March 31, 2006, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 39 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of March 31, 2006, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Last financial statements issued	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	12/31/05	Exploration and production

Aguada Pichana Neuquén	27.27%	Total Austral S.A.	12/31/05	Production

Aguaragüe Salta	30.00%	Tecpetrol S.A.	02/28/06	Exploration and production

Bandurria Neuquén	27.27%	YPF S.A.	12/31/04	Exploration

Name and Location	Ownership Interest		Operator	Last financial statements issued	Activity
CAM-1 Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	—	Exploration and production

CAM-2/A SUR Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	12/31/04	Exploration and production

CAM-3 Santa Cruz	50.00%		Sipetrol S.A.	12/31/04	Exploration and production

Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	12/31/05	Production

CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	12/31/05	Exploration

CGSJ - V/A Chubut	50.00%		Wintershall Energía S.A.	12/31/05	Exploration

Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	—	Exploration

El Tordillo Chubut	12.20%		Tecpetrol S.A.	12/31/05	Production

Filo Morado Neuquén	50.00%		YPF S.A.	12/31/04	Generation of power electricity

La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	12/31/05	Exploration

Llancanello Mendoza	51.00%		YPF S.A.	12/31/04	Exploration and production

Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	12/31/04	Production

Palmar Largo Formosa	30.00%		Pluspetrol S.A.	12/31/05	Production

Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	12/31/05	Production

Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	12/31/05	Production

San Roque Neuquén	34.11%		Total Austral S.A.	12/31/05	Exploration and production

Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	12/31/05	Production

Zampal Oeste Mendoza	70.00%		YPF S.A.	—	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of March 31, 2006, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities as of March 31, 2006 and December 31, 2005 and productions cost of the joint ventures and other agreements for the three-months periods ended March 31, 2006 and 2005 included in the financial statements are as follows:

	2006	2005
Current assets	100	75
Noncurrent assets	2,172	2,109

Total assets	2,272	2,184

Current liabilities	253	279
Noncurrent liabilities	229	186

Total liabilities	482	465

Production costs	265	201

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of March 31, 2006 and December 31, 2005 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2006				2005
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	19	—	—	8	17	—	—	9
A - Evangelista S.A.	—	2	—	29	—	3	—	58
YPF Holdings Inc.	—	274	—	2	—	130	—	2
Argentina Private Development Company Limited	—	—	—	44	—	—	—	44

	19	276	—	83	17	133	—	113

Jointly controlled companies:
Profertil S.A.	17	102	—	11	9	—	—	8
Compañía Mega S.A. (“Mega”)	174	—	—	—	178	—	—	—
Refinería del Norte S.A. (“Refinor”)	86	—	—	39	77	—	—	25

	277	102	—	50	264	—	—	33

Companies under significant influence:	69	—	—	63	38	4	—	45

Parent company and other related parties under common control:
Repsol YPF	—	1,424	—	94	—	1,404	—	83
Repsol YPF Transporte y Trading S.A.	125	—	—	33	29	—	—	30
Repsol YPF Gas S.A.	20	1	—	1	18	1	—	1
Repsol YPF Brasil S.A.	10	682	271	19	15	18	267	19
Repsol International Finance B.V.	—	1,513	—	—	—	1,252	—	—
Repsol YPF E&P de Bolivia S.A.	—	2	—	97	—	2	—	69
Others	47	7	—	25	66	16	—	24

	202	3,629	271	269	128	2,693	267	226

	567	4,007	271	465	447	2,830	267	417

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the periods ended March 31, 2006 and 2005, include the following:

	2006				2005
	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	—	33	—	—	4	33	—	—
A - Evangelista S.A.	1	53	—	—	—	27	—	—
YPF Holdings Inc.	—	1	(142)	3	—	—	—	—

	1	87	(142)	3	4	60	—	—

Jointly controlled companies:
Profertil S.A.	15	9	—	—	17	4	—	—
Mega	241	—	—	—	166	—	—	—
Refinor	97	48	—	—	85	89	—	—
Petroken Petroquimica Ensenada S.A.(1)	—	—	—	—	66	1	—	—

	353	57	—	—	334	94	—	—

Companies under significant influence:	67	67	—	—	104	65	—	—

Parent company and other related parties under common control:
Repsol YPF	—	2	—	18	—	3	—	12
Repsol YPF Transporte y Trading S.A.	271	147	—	—	98	121	—	—
Repsol YPF Brasil S.A.	20	—	(649)	13	14	—	—	5
Repsol YPF Gas S.A.	41	1	—	—	39	1	—	2
Repsol International Finance B.V.	—	—	(242)	15	—	—	(1,319)	13
Repsol YPF E&P de Bolivia S.A.	—	135	—	—	—	81	—	—
Others	41	—	—	—	47	—	—	3

	373	285	(891)	46	198	206	(1,319)	35

	794	496	(1,033)	49	640	425	(1,319)	35

(1)	Operations are disclosed until the company ceased to be a related party (Note 10).

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 9 and 7 for the periods ended March 31, 2006 and 2005, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 2 and 1 for the periods ended March 31, 2006 and 2005, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of March 31, 2006, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated.

•	Pending lawsuits: in the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

Additionally, YPF has received 47 claims, not individually significant considering their nature, with probable outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external legal counsel, cannot reasonably estimate the outflows related to such claims.

•	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above, was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

•	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court. As of March 31, 2006 Neuquen’s Custom Office notified the Company the beginning of an indictment due to a formal fault YPF had committed in the Export Permit (Custom Office Form for Exports) issued in relation to the mentioned forward oil sale agreements. YPF´s Management, in consultation with its legal counsels, believes this claim is without merit.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

•	Arbitration with CMS Ensenada S.A. (“CMS”): In April 2004, the Company was notified of an arbitration complaint filed by CMS, in connection with a supply contract for electric power and steam for the La Plata Refinery. CMS asserts that payments by YPF for electricity and steam supplied under the agreement must be made in the currency originally agreed-upon (US dollars) and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. As of the date of issuance of these financial statements, the Arbitration Court has not emitted a resolution.

•	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. As of March 31, 2006, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

•	Natural gas exports: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy.

By means of the Program, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned by the Program.

As a result of the Program, in several occasions, since 2004, the Company has been forced to suspend, either partially or totally, its natural gas deliveries to its export clients with whom the Company has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program as well as the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. The aforementioned clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies, individually significant, have possible outcome:

•	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January 2005, ENDESA notified YPF the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of the contractual penalty. The contract established that a compensation for non delivery performance may not exceed US$ 9 million per year and, under certain circumstances, such limit should increase in US$ 9 million in addition per year.

•	Availability of foreign currency deriving from exports: Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished by Decree No. 1,606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF S.A. has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

Additionally, YPF has received labor, civil and commercial claims for approximately 588, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

As of March 31, 2006, in addition to the hydrocarbon wells abandonment obligations mentioned in Note 3.f, the Company has reserved 240, corresponding to environmental contingencies, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental liabilities related to Chemicals’ operations in the United States of America were assumed by TS and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to a maximum amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

•	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of March 31, 2006, approximately 5 million crude oil barrels are pending of delivery.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive or to deliver the product object of the contract. Furthermore, the Company is subject to certain regulations requiring the domestic hydrocarbon market demand supply.

•	Operating leases: As of March 31, 2006, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations position. Charges recognized under these contracts for the periods ended March 31, 2006 and 2005, amounted to 71 and 58, respectively.

As of March 31, 2006, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	268	180	133	112	96	169

•	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which was recorded in fixed assets and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2005:

•	In January 2005, YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., company with operations in the Chemical segment in Argentina, recording a net gain of 75 in the statement of income.

•	In March 2005, YPF agreed to sell its interest in Petroken, company with operations in the Chemical segment in Argentina, for an amount of US$ 58 million (equivalent to its carrying amount). In July 2005, this operation was approved by the Antitrust Board.

•	In October 2005, YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company controlled by YPF.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions).

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

The Shareholder’s Meeting held on April 28, 2006, approved the following appropriation of unappropriated retained earnings as of December 31, 2005: 267 to legal reserve, 2,710 to reserve for future dividends and 2,360 to cash dividends.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statement are presented on the basis of generally accepted accounting principles in Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and the generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company´s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of period
Land and buildings	1,919	—		6		1,925
Mineral property, wells and related equipment	43,835	4		281		44,120
Refinery equipment and petrochemical plants	7,167	—		18		7,185
Transportation equipment	1,732	—		6		1,738
Materials and equipment in warehouse	420	203		(151)		472
Drilling and work in progress	2,498	578		(320)		2,756
Exploratory drilling in progress(5)	135	45		(44)		136
Furniture, fixtures and installations	422	—		49		471
Selling equipment	1,273	—		11		1,284
Other property	294	—		2		296

Total 2006	59,695	830	(3)	(142	)(1)	60,383

Total 2005	55,702	599	(3)	(74	)(1)	56,227

	2006								2005
	Depreciation						Net book value as of 03-31-06		Net book value as of 03-31-05		Net book value as of 12-31-05
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of period
Land and buildings	838	(1)		2%	8	845	1,080		1,090		1,081
Mineral property, wells and related equipment	30,374	(36)		(2)	682	31,020	13,100	(4)	12,722	(4)	13,461	(4)
Refinery equipment and petrochemical plants	5,153	—		4-5%	62	5,215	1,970		2,075		2,014
Transportation equipment	1,193	—		4-5%	11	1,204	534		551		539
Materials and equipment in warehouse	—	—		—	—	—	472		335		420
Drilling and work in progress	—	—		—	—	—	2,756		1,737		2,498
Exploratory drilling in progress(5)	—	—		—	—	—	136		85		135
Furniture, fixtures and installations	377	—		10%	7	384	87		66		45
Selling equipment	960	—		10%	16	976	308		351		313
Other property	254	1		10%	3	258	38		41		40

Total 2006	39,149	(36	)(1)		789	39,902	20,481

Total 2005	36,561	(3	)(1)		616	37,174			19,053		20,546

(1)	Includes 42 and 14 of net book value charged to fixed assets allowances for the three-month periods ended March 31, 2006 and 2005, respectively.

(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).

(3)	Includes 4 and 2 corresponding to the future costs of hydrocarbon wells abandonment obligations for the three-month periods ended March 31, 2006, and 2005, respectively.

(4)	Includes 1,150, 1,311 and 1,202 of mineral property as of March 31, 2006 and 2005 and December 31, 2005, respectively.

(5)	At the end of the three-month period ended March 31, 2006, there are 12 exploratory wells in progress. During that period, 1 well was drilled, 4 wells were charged to exploratory expenses and 1 well was transferred to proved property which is included in the account mineral property, wells and related equipment.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006																2005
									Information of the Issuer								Book Value
	Description of the Securities				Book Value		Cost (8)	Main Business	Registered Address	Last Financial Statements Issued					Holding in Capital Stock
Name and Issuer	Class	Face Value		Amount						Date	Capital Stock		Income (Loss)	Equity
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	339		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	03/31/06	6		6	339	99.99%		327
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	421	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	12/31/05	1,655		(169)	(444)	100.00%		—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	11,880	289		258	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	03/31/06	244		7	289	99.99%		282
A-Evangelista S.A.	Common		$1	8,683,498	66		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	03/31/06	9		4	66	99.91%		62
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	12/31/01	—	(2)	3	44	100.00%		44

					738		2,186										715

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	522		75	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03/31/06	203		126	1,372	38.00%		474
Profertil S.A.	Common		$1	391,291,320	443		164	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12/31/05	783		304	1,093	50.00%		501
Refinería del Norte S.A.	Common		$1	45,803,655	203		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	06/30/05	92		73	363	50.00%		179

					1,168		239										1,154

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	104	(1)	12	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12/31/05	110		12	337	37.00%		104	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	46		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11°, Buenos Aires, Argentina	12/31/05	14		15	137	33.15%		44
Oiltanking Ebytem S.A.	Common		$10	351,167	42	(2)	7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12/31/05	12		7	83	30.00%		38
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	20		8	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12/31/05	7		24	183	10.00%		18
Central Dock Sud S.A.	Common		$0.01	3,847,189,961	14	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	12/31/05	284		(27)	252	9.98	%(8)	17	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	135	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	12/31/05	241		(16)	228	42.86%		142	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	278		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12/31/05	67		46	617	45.00%		281
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	12/31/05	45		(23)	80	18.00%		17
Other companies:
Others(4)	—		—	—	14		13	—	—	—	—		—	—	—		14

					667		400										675

					2,573		2,825										2,544

(1)	Holding in shareholders’ equity, net of intercompany profits.

(2)	No value is disclosed, due to book value is less than $1 million.

(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.

(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.

(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.

(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.

(7)	As of March 31, 2006 and December 31, 2005, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF S.A. accounting methods.

(8)	Cost net of cash dividends and capital distributions from long-term investments restated in accordance with Note 1.a.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2006 AND 2005

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006				2005
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	370	47	27	390	346
For other doubtful accounts	119	—	—	119	122

	489	47	27	509	468

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	54	—	1	53	68
For reduction in value of holdings in long-term investments	185	—	10	175	282
For unproductive exploratory drilling	3	40	40	3	8
For obsolescence and fixed assets to be disposed of	48	—	2	46	47

	290	40	53	277	405

Total deducted from assets, 2006	779	87	80	786

Total deducted from assets, 2005	927	8	62		873

Reserves for losses - current:
For various specific contingencies (Note 9.a)	164	3	—	167	67

	164	3	—	167	67

Reserves for losses - noncurrent:
For pending lawsuits (Note 9.a)	685	14	9	690	550
For various specific contingencies (Note 9.a)	81	—	—	81	72

	766	14	9	771	622

Total included in liabilities, 2006	930	17	9	938

Total included in liabilities, 2005	688	23	22		689

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006	2005
Inventories at beginning of year	1,164	1,005
Purchases for the period	929	514
Production costs (Exhibit H)	2,229	1,878
Holding gains on inventories	219	38
Inventories at end of period	(1,461)	(1,055)

Cost of sales	3,080	2,380

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005 FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	Foreign currency and amount				Exchange rate in pesos as of 03-31-06		Book value as of 03-31-06
Account	2005		2006
Current Assets
Investments	US$	54	US$	73	3.04	(1)	222
Trade receivables	US$	495	US$	466	3.04	(1)	1,415
		€4		€5	3.66	(1)	18
Other receivables	US$	832	US$	1,166	3.04	(1)	3,544
	$CH	113,994	$CH	113,786	0.00567	(1)	645

Total current assets							5,844

Noncurrent Assets
Other receivables	US$	89	US$	89	3.04	(1)	271

Total noncurrent assets							271

Total assets							6,115

Current Liabilities
Accounts payable	US$	377	US$	364	3.08	(2)	1,120
		€10		€9	3.74	(2)	34
Loans	US$	35	US$	30	3.08	(2)	91
Net advances from crude oil purchasers	US$	31	US$	31	3.08	(2)	96

Total current liabilities							1,341

Noncurrent Liabilities
Accounts payable	US$	479	US$	480	3.08	(2)	1,477
Loans	US$	365	US$	353	3.08	(2)	1,086
Net advances from crude oil purchasers	US$	33	US$	25	3.08	(2)	78

Total noncurrent liabilities							2,641

Total liabilities							3,982

(1)	Buying exchange rate.

(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish,

except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005 EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2006 and March 31, 2005 are unaudited)

	2006						2005
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	92	25		32	7	156	129
Fees and compensation for services	19	39	(1)	5	—	63	45
Other personnel expenses	37	11		4	3	55	42
Taxes, charges and contributions	39	2		46	—	87	80
Royalties and easements	457	—		1	—	458	403
Insurance	17	—		2	—	19	16
Rental of real estate and equipment	53	—		18	—	71	58
Survey expenses	—	—		—	15	15	33
Depreciation of fixed assets	757	9		23	—	789	616
Industrial inputs, consumable materials and supplies	120	2		6	—	128	138
Construction and other service contracts	153	2		12	3	170	132
Preservation, repair and maintenance	237	2		8	—	247	182
Contracts for the exploitation of productive areas	—	—		—	—	—	65
Unproductive exploratory drillings	—	—		—	40	40	5
Transportation, products and charges	148	—		219	—	367	341
Allowance for doubtful trade receivables	—	—		47	—	47	2
Publicity and advertising expenses	—	9		10	—	19	7
Fuel, gas, energy and miscellaneous	100	15		11	—	126	99

Total 2006	2,229	116		444	68	2,857

Total 2005	1,878	86		375	54		2,393

(1)	Includes 1 for fees to the Directors and Statutory Auditors.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION RATIFICATION OF LITHOGRAPHED SIGNATURES

I hereby ratify the signatures appearing in lithographed form on the preceding sheets from page 1 through page 48.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Item 3

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 12 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of March 31, 2006 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of March 31, 2006 and the related consolidated statements of income and cash flows for the three-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated May 10, 2006, in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to made in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires City, Argentina

May 10, 2006

For Statutory Audit Committee

Juan A. Gelly y Obes
Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 6, 2006	By:	/s/ Carlos Olivieri
		Name:	Carlos Olivieri
		Title:	Chief Financial Officer